Mail Stop 6010

August 10, 2006

Theodore R. Schroeder
President and Chief Executive Officer
Cadence Pharmaceuticals, Inc.
12730 High Bluff Drive, Suite 410
San Diego, CA 92130

> **Re:** **Cadence Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 17, 2006**
> **File No. 333-135821**

Dear Mr. Schroeder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We have received your confidential treatment request. Our comments regarding this request, if any, will be sent under separate cover at a later date. All comments will need to be resolved prior to effectiveness.

2. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

3. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

4. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

Prospectus Summary, page 1

5. We note the statement in the second full paragraph on page 2 that IV APAP has undergone six Phase III trials. Please discuss any difficulties or other issues that have necessitated six Phase III trials rather than just one. If the number of trials is caused only by multiple indications, disclose that fact.

6. We note you expect to submit a new drug application for IV APAP in the second half of 2008 if the Phase III trial results are positive. Please state, as you mention on page 3, that the FDA might require you to perform additional trials. Also state that you might not ever obtain approval for IV APAP in the United States.

7. Please explain what the special protocol assessment process is where you use this term at the bottom of page 2. Also explain what a Notice of Allowance is where you use this term in the last paragraph on page 4.

8. Please disclose in the "Risk Factors" discussion on pages 3-4 the amount of your net loss for 2005 and your accumulated deficit.

Risk Factors

If clinical trials of our current or future product candidates . . . , page 8

9. We note the previous phase III trial for omiganan did not show statistical significance for the prevention of the primary endpoint: catheter-related bloodstream infections. Please disclose this fact in the last paragraph on page 2, where you discuss omiganan's previous trials.

If any of our product candidates for which we receive regulatory approval . . . , page 12

10. The issue that is discussed in the second bullet point regarding the decreasing use of 10% povidone-iodine appears to be a material risk by itself. Please include a new risk factor covering this issue.

Our product candidates may have undesirable side effects . . . , page 14

11. Please discuss any side effects or adverse events that have been observed in the clinical trials of your products to date.

If we breach any of the agreements under which we license rights . . . , page 15

12. We note you could lose your rights to IV APAP due to the actions of BMS in its relationship with SCR Pharmatop, which you presumably cannot control. Please discuss this issue in a separate risk factor.

If the manufacturers upon whom we rely fail to produce . . . , page 16

13. We note you have contracted with BMS to manufacture clinical supplies of IV APAP.

   - Is this a separate agreement from the agreement currently filed as exhibit 10.11? If it is, please file this agreement as an exhibit.
   - Please discuss in the "Manufacturing" section of your Business section on page 66 the material terms of the manufacturing contract with BMS.
   - Please disclose in the risk factor when BMS's manufacturing obligation ends and the circumstances under which it can be terminated.

We will need to increase the size of our organization . . . , page 18

14. Please state how many additional employees you anticipate you will need. Also state the anticipated additional cost.

We may not be able to manage our business effectively if we are unable . . . , page 18

15. We note the loss of "one or more of the members of [your] senior management team or other key employees" could threaten the implementation of your business strategy. Please identify by name and title all individuals to whom you are referring. Also state whether you have employment agreements with each of these individuals.

Recent proposed legislation may permit re-importation of drugs . . . , page 19

16. So that this risk factor is more specific to your company's situation, please discuss the possibility of IV APAP being sold in Europe and then re-imported to the United States. If this were to occur, would your company be entitled to receive any revenues from these sales?

The patent rights that we have in-licensed covering IV APAP . . . , page 20

17. Based on this risk factor, it appears there are no patents for the drug acetaminophen. Please disclose this fact in the first full paragraph on page 2, where you discuss patent protection. Also disclose on page 2, if true, that the only patents to which you have rights relate to the process and formulation, and there may be competing processes and formulations that are not covered by the patents.

We depend on our licensors for the maintenance . . . , page 21

18. To the extent you are aware that you have any intellectual property that is being infringed upon or that you have been notified of a third party's belief that you are infringing on their intellectual property, please revise this risk factor or "If we are sued for infringing intellectual property rights of third parties . . ." on page 23, as applicable, to disclose the situation and potential consequences.

We will incur increased costs as a result of changes in laws and regulations . . . , page 27

19. As currently worded, this risk factor and "We may become involved in securities class action litigation . . ." on page 30 could apply to any public company. Please revise these two risk factors so they describe your situation more specifically.

Future sales of our common stock may depress our stock price . . . , page 29

20. Please disclose the number of shares subject to lock-up agreements and Rule 144 restrictions, and state when the agreements and restrictions expire. Also, state how many shares have registration rights and when you are obligated to register that resale offering.

Use of Proceeds, page 33

21. Please describe with more specificity the uses currently described as "working capital, capital expenditures and other general corporate purposes." State the approximate amount you plan to use on each of these purposes.

22. Based on the discussion in the third paragraph of this section, it appears the development of IV APAP is less predictable than the development of omiganan. Please clarify why.

23. We note you do not know the total costs for IV APAP. Please state approximately how much of the funds from this offering you plan to put toward IV APAP. Also state how much you plan to use on omiganan.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 44

24. Please clarify why you had more legal fees, other professional fees, and consulting fees during the first quarter of 2006 than during the first quarter of 2005. What business activities were these fees associated with?

Business

Our Product Development Programs, page 52

25. We note from footnote (1) to the product development table at the top of page 53 that BMS completed Phase III clinical trials for IV APAP in the United States. Please clarify why you believe additional clinical trials will be necessary for IV APAP in the United States. Why are BMS's trials not sufficient?

Clinical Development History, page 56

26. We note the reference in the penultimate paragraph on page 57 to a phase IV study. Typically, phase IV studies are done after marketing approval. Therefore, please clarify why this phase IV study took place.

IV APAP Agreement, page 65

27. We note the agreement will terminate if the BMS-Pharmatop agreement terminates. Please discuss the term and termination provisions of the BMS-Pharmatop agreement.

28. Please explain what the event is that is currently described in the third paragraph of this section as "an event that relates to our territory."

Principal Stockholders, page 91

29. Please identify the natural persons who are the beneficial owners of the shares held by Technology Partners and BB Biotech.

Certain Relationships and Related Party Transactions, page 95

30. Please file as exhibits the agreements underlying all of the transactions discussed in this section.

31. So that investors can better understand the terms of the preferred stock issuances, please explain the rights that the Series A-1, A-2, and A-3 preferred stock entail.

32. Please state the names of the "certain investors" who advanced $500,000 to the company in 2004.

Material U.S. Federal Income Tax Considerations to Non-U.S. Holders, page 106

33. Please replace the word "certain" with "all" in the first sentence of this section. You should describe all material tax considerations.

34. their own tax advisors. We do not object to stating that you "urge" them to do so. Similarly revise the last paragraph on page 108.

35. Please delete the first two sentences from the last paragraph on page 108. These sentences appear to disclaim responsibility for information in your filing.

Notes to Financial Statements, page F-7

4. Related Party Transactions, page F-13

36. Your disclosures indicate that you have issued only 8,085,108 shares of Series A-1 preferred stock. Many of your disclosures suggest that you issued all of these shares for cash, while your disclosure here suggests that some of the shares were instead issued as repayment for advanced pre-operating expenses and an exclusivity fee due for the collaboration and license agreement with Migenix. Please revise your disclosures to resolve this apparent discrepancy. To the extent shares were issued as repayment, please:

   - disclose the number of these shares and the value assigned to them, as required by paragraph 11(d) of SFAS 7,
   - ensure that the amount you disclose as cash flows from financing activities complies with SFAS 95, and
   - provide the disclosures required by paragraph 32 of SFAS 95 about non-cash financing activities.

6. License Agreements and Acquired Development and Commercialization Rights, page F-14

37. Based on your disclosure, it appears that you allocated only approximately $0.16 to each share of Migenix stock that you acquired. As it appears that shares of Migenix stock was then trading at significantly more than $0.16 per share, please tell us why your allocation of the up-front fee was appropriate or revise your financial statements to correct the allocation.

7. Stockholders' Equity, page F-15

Convertible Preferred Stock, page F-15

38. Please disclose how and under what circumstances the initial conversion ratio is subject to adjustment. In addition, please disclosure whether and by how much it has been adjusted.

Stock Options, page F-16

39. We noted that you had considered the guidance in the AICPA Practice Aid, *Valuation of Privately-Held-Company Securities Issued as Compensation*. We also noted that, subsequent to your licensing of IV APAP and the initiation of your IPO process, you took into consideration a contemporaneous independent valuation. Please revise these disclosures to further clarify whether you simply considered it or you followed it and to what extent. For example, it is unclear whether your consideration of it solely resulted in your determinations of fair value being contemporaneous or if the determinations were made in accordance with it. To the extent that you followed it, please tell us how you followed it and cite the specific paragraphs within it that support how you determined the fair value of the common stock.

40. As you had considered the guidance in the AICPA Practice Aid and as you did not indicate that you considered a contemporaneous independent valuation prior to your licensing of IV APAP, please provide the disclosures recommended by paragraphs 179 and 182 of the AICPA Practice Aid to the extent that you have not already provided them.

Item 15. Recent Sales of Unregistered Securities, page II-2

41. We note that a press release dated October 11, 2005 on your website discusses a sale of $25 million of Series A Preferred Stock. Please explain to us why page 45 of the filing and this section mention only $17,675,347 during that approximate time period, and revise your filing as appropriate.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Faye H. Russell, Esq.
        Cheston J. Larson, Esq.
        Ali D. Fawaz, Esq.
        Latham & Watkins LLP
        12636 High Bluff Drive, Suite 400
        San Diego, CA 92130